19003144

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FEB 27 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Terranova Capital Equities,Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 3rd Avenue Suite #1524
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Gelb (212) 381-7393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Gelb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Terranova Capital Equities,Inc, as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 27 2019

Washington, DC

Signature

Chief Operating Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of Massachusetts
County of Plymouth
Subscribed and sworn to (or affirmed) before me on this 20th day of February, 2019 by NJ Drivers License proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

AMY M. R[illegible]INSON
Notary [illegible]blic
Commonwealth [illegible] Massachusetts
My Commissi[illegible] Expires
March 2[illegible] 2024

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of TerraNova Capital Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TerraNova Capital Equities, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 22, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

TerraNova Capital Equities, Inc.
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	58,184
Total Assets	$	58,184
Liabilities and Stockholder's Equity		
Accounts Payable	$	24,977
Total Liabilities		24,977
Stockholder's Equity		
Common Stock $0.01 Par Value, 250,000 Shares authorized		
15,000 shares issued and outstanding		150
Additional paid-in capital		1,718,875
Accumulated deficit		(1,685,818)
Total Stockholder's Equity		33,207
Total Liabilities & Stockholder's Equity	$	58,184

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Operations
For the Year Ended December 31, 2018

Revenues		
Commissions	$	470,378
Interest Income		39
Other Income		(4,299)
Total Revenues		466,118
Expenses		
Commission Expense		398,973
Employee Compensation and Benefits		115,602
Compliance Expense		105,936
Professional Fees		38,533
Occupancy		32,920
Other Expenses		42,506
Total Expenses		734,470
Net Income (loss) before income tax provision		(268,352)
Income Tax Provision		2,217
Net Income (loss)	$	(270,569)

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance on 12/31/2017*	$ 150	$ 1,453,875	$ (1,415,249)	$ 38,776
Capital Contributions		265,000		265,000
Net Income (Loss)	-		(270,569)	(270,569)
Balance on 12/31/2018	$ 150	$ 1,718,875	$ (1,685,818)	$ 33,207

*Certain prior year amounts have been reclassified to conform to the current year's prior presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flow from operating activities:			
Net income (loss)		$	(270,569)
Adjustments to reconcile net income (loss)to net cash provided by (used in) operating activities:			
Net (Gains) Losses on Investments	$ 4,299		
(Increase) Decrease in:			
Deposits	2,500		
(Decrease) Increase in:			
Accounts payable	21,892		
Total adjustments			28,691
Net cash provided by (used in) operating activities			(241,878)
Cash flow from financing activities:			
Proceeds from additional paid-in capital	265,000		
Net cash provided by (used in) financing activities			265,000
Net increase (decrease) in cash			23,122
Cash at December 31, 2017			35,062
Cash at December 31, 2018		$	58,184

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	2,217

The accompanying notes are an integral part of these financial statements

TerraNova Capital Equities, Inc.
Notes to Financial Statements
December 31, 2018

Organization

Terranova Capital Equities, Inc. formerly known as European American Equities, Inc. (the Company), initially known as GrowVest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc. and then TN Capital Equities, Ltd. is a Delaware Corporation incorporated March 18, 1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Exchange Act), and which became a member of FINRA on September 24th, 1998. The Company is a wholly owned subsidiary of Terranova Capital Partners, Inc. initially known as GrowVest Capital Partners. Inc. and later known as Hornblower Capital Partners, Inc., a Delaware corporation.

Significant Accounting Policies

General:

The Company's business is limited to acting as a private placement agent and to consult in connection with mergers and acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require FINRA approval.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

The Company establishes a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements. Deferred tax assets and benefits are fully reserved due to the uncertainty of realization.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Income Taxes:

The current and deferred portions of the income tax expense (benefit included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State	2,217	-	2,217
Total income tax expense (benefit)	$ 2,217	$ -	$ 2,217

The Company has available at December 31, 2018, an unused Federal net operating loss, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $253,895. The net operating loss begins to expire in the year 2033.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and New York tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for New York purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

Related Party Transactions:

The Company's direct parent, TerraNova Capital Partners, Inc. pays for certain bank service charges on behalf of the Company. In 2019, these charges amounted to $2,093, all of which was reimbursed to the parent by the Company.

The Company was paid investment banking fees totaling $5,469 by New World Financial Holdings, LLC (a related company) for services related to raising capital for New World Financial Holdings, LLC.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Net Capital Requirement:

As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the Net Capital Rule) promulgated under the Securities Exchange Act of 1934, and to comparable rules of FINRA relating to net capital. Pursuant to such, the Company is required to maintain minimum net capital of at least $5,000 and maintain a ratio of aggregate indebtedness to net capital that does not exceed 15:1. At December 31st, 2018 the Company had net capital of $33,207. This amount exceeded such requirements for 2018 by $28,207 and its ratio of aggregate indebtedness to net capital was 0.8:1.

Recently Issued Accounting Pronouncements:

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2019.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Subsequent Events:

The Company has evaluated subsequent events through the date the financial statements were available to be issued. On January 31, 2019, the Company received $20,000 from TerraNova Capital Partners, Inc. as permanent additional paid in capital.

TerraNova Capital Equities, Inc.
Schedule I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15C3-1 under the Securities Exchange Act of 1934
As of December 31, 2018

Total Equity	**$ 33,207**
Deductions:	
Non-Allowable Assets:	-
Net Capital	$ 33,207
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	**$ 28,207**
Aggregate Indebtedness	**$ 24,977**
Ratio of aggregate indebtedness to net capital	0.8:1

No material differences exist between the above computation and the computation included in the company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2018.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Schedule II

Computation for Determination of the Reserve Requirements and Information Relating to for Possession or Control for Brokers and Dealers Pursuant to Rule 15C3-3
As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

TerraNova Capital Equities, Inc.
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of TerraNova Capital Equities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) TerraNova Capital Equities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TerraNova Capital Equities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) TerraNova Capital Equities, Inc. stated that TerraNova Capital Equities, Inc. met the identified exemption provisions throughout the year ended December 31, 2018, without exception. TerraNova Capital Equities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TerraNova Capital Equities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 22, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of TerraNova Capital Equities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2018.

TerraNova Capital Equities, Inc.

By:

Peter Gelb, Chief Operating Officer

TerraNova Capital Equities, Inc.
733 Third Avenue, 15th Floor, New York, NY 10017
(212) 381-7390 (TEL) (212) 381-7399 (FAX)
Members FINRA/SIPC